Exhibit 3.2

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

CAPSTONE 72, INC.

FIRST. The name of the corporation shall be Captone 72, Inc.

SECOND. The location of the principal office of Capstone 72, Inc. is in the City of Parma, County of Cuyahoga, and State of Ohio.

THIRD. The number of shares that Capstone 72, Inc. is authorized to have outstanding is 30,000,000 common shares with no par value.

FOURTH. Capstone 72, Inc. has no initial stated capital requirement.

FIFTH. The shareholders of Capstone 72, Inc. shall be prohibited from taking any action without a meeting and, as such, the shareholders of Capstone 72, Inc. are not permitted to take any action by written consent of the shareholders.

SIXTH. Unless Capstone 72, Inc. consents in writing to the selection of an alternative forum, the United States Federal District Court for the Northern District of Ohio shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended (the “Securities Act”), or the rules and regulations promulgated thereunder.

SEVENTH. No holder of any class or series of capital stock of Capstone 72, Inc. shall be entitled to cumulate votes in the election of directors, and cumulative voting is hereby expressly prohibited for all purposes.

EIGHTH. The shareholders of Capstone 72, Inc. shall not have the ability, right, and/or authority to vote to remove a director from the board of directors of Capstone 72, Inc. “Corporation”).